Exhibit 6

August 14, 2013

Board of Directors
President and CEO
Equal Energy, Ltd.
500 Fourth Avenue SW
Suite 2700
Calgary, AB T2P 2V6 Canada

Gentlemen:

As you know, on February 27, 2013 we delivered a non-binding offer to you on behalf of Montclair Energy, LLC ("Montclair Energy") proposing that Montclair Energy would acquire all of the outstanding shares of Common Stock of Equal Energy Ltd. ("Equal" or the "Company") at a price of US$4.00 per share in cash. While the Company rejected that offer, Montclair Energy and Equal entered into an Agreement of Confidentiality, dated April 25, 2013 (the "Confidentiality Agreement"), pursuant to which Montclair Energy was granted access to the Company's data room for the purpose of evaluating a potential acquisition or other strategic transaction. Since April 29, 2013, Montclair Energy has evaluated Equal's business, financial condition, results of operations, capital structure, management, stock market performance, competitive outlook and other relevant factors.

As a result of our continuing evaluation we are pleased to present you with an improved non-binding offer for all of the outstanding shares of Common Stock of Equal at a price of US$4.75 per share in cash on the terms proposed below. This increased offer represents an increase of 18.75% over the previous offer and a 52% premium over the 20 day volume weighted average price of the Company’s common shares on the New York Stock Exchange for the 20 trading day period preceding the date of Montclair's original offer. This non-binding offer (this "Letter") outlines the preliminary basis upon which Montclair Energy or an affiliate formed and capitalized for the purpose of completing an acquisition (the "Purchaser") would pursue a potential acquisition (the "Proposed Transaction") of 100% of the issued and outstanding equity of Equal.

We trust that the time and resources we have dedicated to this opportunity convey to you both our enthusiasm for this acquisition and our commitment to ensuring that shareholders of Equal may achieve a swift and complete exit from their holdings at a lucrative price. As a result of our work to date, we are confident that, provided the Company regrants access to the data room, we will be able to finalize our arrangements with our financing sources. Below we have clarified that renewed access to the data room should include a grant of access to allow our financing sources to perform their required due diligence.

The terms of this Letter are not comprehensive and additional terms and conditions will be incorporated into the definitive documentation necessary to consummate the Proposed Transaction (the "Definitive Acquisition Agreement"). Equal and Purchaser are sometimes referred to in this Letter individually as a "Party" and collectively as the "Parties." This Letter is not binding on the Parties and merely evidences the non-binding intent of the Purchaser to discuss the terms on which the Parties may be willing to enter into the Proposed Transaction, as follows:

1.	Proposed Transaction. Purchaser would acquire 100% of the issued and outstanding equity of Equal through an acquisition by, or merger of Equal into, the Purchaser. The Proposed Transaction is anticipated to be consummated on or before November 30, 2013. The Purchaser will assume or refinance all outstanding indebtedness of Equal at the consummation of the Proposed Transaction.

2.	Consideration. Purchaser would acquire Equal common shares for a per share purchase price of US$4.75 payable in cash at the closing of the Proposed Transaction (the "Closing"). Such purchase price would also apply to Equal management's restricted shares. Existing convertible debentures issued pursuant to the Convertible Debenture Indenture dated February 9, 2011 would be exchanged for non-convertible, 7-year subordinated notes bearing interest at the rate of 7.75% per annum. Exhanging the convertible debentures would require a two-thirds vote of the note holders.

3.	Proposed Transaction Financing. Montclair has received proposals governing the financing required for the Proposed Transaction. Upon the receipt of renewed access to the data room and the clarification to the existing Confidentiality Agreement that will permit us to share information with non bank sources of financing, Montclair is confident it will be able to complete the financing required to consummate the Proposed Transaction on the timeframe described herein.

4.	Structure. We believe that the most efficient way to implement the Proposed Transaction would be through a plan of arrangement under the Business Corporations Act (Alberta) coupled with a meeting of the holders of convertible debentures to approve an exchange of the debentures. We are, however, prepared to work with representatives of Equal to structure the Potential Transaction in a manner that would be mutually beneficial and take into account Purchaser's and Equal's tax and regulatory considerations. Purchaser would be controlled by affiliates of Montclair Energy, Ltd.

5.	Strategic Rationale. With the completion of the Company's restructuring initiatives, the concentration of assets in the United States and the reduced scale of operations, we believe there is no longer a compelling basis for the Company to remain a publicly listed company. Furthermore, we believe as an unlisted company, unfettered by the public market's reaction to short-term earnings performance, the Company's resource base can be more strategically exploited. In addition, we are confident the Proposed Transaction presents the shareholders with a significant opportunity to harvest a gain on their stock and achieve the complete liquidity not otherwise available to the Company's largest shareholders.

6.	Conditions. The signing of documentation in respect of the Proposed Transaction is subject to (i) the negotiation (to Purchaser's and the Company's satisfaction) of the Definitive Acquisition Agreement, (ii) successful completion of Purchaser's due diligence, (iii) negotiation (to Purchaser's and management's satisfaction) of key management equity, non-compete and employment agreements, (iv) the receipt of debt financing commitments satisfactory to Purchaser, and (v) Company board approval.

7.	Confidentiality. The Purchaser will continue to abide by the terms of the April 25, 2013 Confidentiality Agreement. By signing below, the Company confirms that third-party non-bank financing sources for the Proposed Transaction will be granted access to the Company’s data room to facilitate their due diligence review and that the Purchaser will be permitted to disclose Evaluation Material (as defined in the Confidentiality Agreement) to such third-party financing sources, provided that the Purchaser ensures that such third-parties maintain the confidentiality of Evaluation Material.

9.	Costs. Each Party shall be solely responsible for such Party's expenses (including expenses of legal counsel, accountants, and other advisors) incurred at any time in connection with, or relating to the Proposed Transaction.

10.	Advisors. Montclair has engaged Lampert Advisors, LLC to act as its financial advisor in connection with the Proposed Transaction and to assist in arranging the necessary third-party financing.

11.	Due Diligence and Negotiation of Documentation. Upon review and the decision to proceed, the Parties will expeditiously proceed to convert the terms of this offer into a Letter of Intent ("LOI") that will reflect the essence of this offer and the modifications to the terms necessary to make it acceptable to the board of directors of and shareholders of Equal. Following execution of the LOI, the Company will provide the Purchaser and its representatives with any additional access to the books, records, financial statements, contracts, employees, auditors and other information relating to Equal as the Purchaser may reasonably request. As you know, we have already completed a substantial amount of due diligence. Accordingly, we do not anticipate that a lengthy period is required in order to complete our due diligence. The Purchaser will have 60 days to complete its due diligence, and the parties will use their best efforts to negotiate the Definitive Acquisition Agreement with a view to signing upon the satisfactory completion of due diligence, but in no event later than 60 days from the date the LOI is executed.

12.	Exclusivity Period. The LOI will provided that for a period of 60 days following the date of the execution of the LOI (the "Exclusivity Period"), Equal agrees not to, and shall cause its agents, representatives, affiliates and any other person or entity acting on its behalf not to, directly or indirectly, engage in any discussions with, or solicit, encourage, or otherwise facilitate offers or proposals from, any other third party, and to immediately terminate any previously active discussions or other communications, concerning any potential investment in, or purchase of, Equal. If Equal receives an unsolicited offer for an alternative transaction ("Alternative Transaction") during the Exclusivity Period but prior to the execution of the Definitive Acquisition Agreement, and thereafter determines it is in the shareholders' best interest to pursue an agreement with such offeror of an Alternative Transaction, Equal shall reimburse the Purchaser's reasonable, documented fees and expenses plus a break-up fee of US$1.5 million, payable simultaneously with the decision to pursue the Alternative Transaction. The Definitive Acquisition Agreement will provide that, if an Alternative Transaction is proposed and a determination to terminate the Definitive Acquisition Agreement is made in order to pursue such Alternative Transaction, Equal shall reimburse the Purchaser's reasonable, documented fees and expenses plus a topping fee of US$3 million. Notwithstanding the foregoing and consistent with the Equal board of directors' fiduciary obligations, no Alternative Transaction will be considered by Equal unless the offer price is at least 110% of the price per share to be paid by the Purchaser.

13.	Non-Binding Letter; Definitive Acquisition Agreement. Excluding sections 7 and 8, this Letter is intended to be, and shall be construed only as a letter summarizing the Purchaser's offer and is not a complete statement of an agreement to undertake the Proposed Transaction. The respective rights and obligations of the Parties (and any other necessary parties) relative to the Proposed Transaction remain to be negotiated and set forth in definitive, legally binding transaction agreements, including the Letter of Intent and the Definitive Acquisition Agreement. Accordingly, it is expressly acknowledged and agreed that no legally binding obligation of any nature whatsoever is intended to be created under this Letter apart from section 7 and 8 hereof.

We are pleased to present you with this offer; one that we believe is in the best interests of the shareholders to accept. We would ask that you advise us before 5:00 p.m. (Calgary time) on August 20, 2013 whether you are prepared to move forward on the basis outlined in this Letter. If you have any questions regarding the foregoing, feel free to call me.

Yours very truly,

W. Cobb Hazelrig, Partner

Acknowledged and Agreed this ___ day of August, 2013.

EQUAL ENERGY LTD.

Per : _____________________